SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE TO

          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                    (Name of Subject Company (Issuer))

                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                     (Name of Filing Person(s) (Issuer))

                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (Title of Class of Securities)

                                59560R108
                  (Cusip Number of Class of Securities)

                                GENE C. KNOLL
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                            132 WEST STATE STREET
                              MEDFORD, WI 54551
     (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               Copies to:
                          ARNOLD J. KIBURZ III
             RUDER, WARE & MICHLER, A LIMITED LIABILITY S.C.
                        500 THIRD STREET, SUITE 700
                               P.O. BOX 8050
                             WAUSAU, WI 54402

                         CALCULATION OF FILING FEE*
   Transaction Valuation:  $2,309,204    Amount of Filing Fee:  $462.00

 * Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 90,557 shares of common stock at the tender offer price per share of $25.50.

 <square>  Check the box if any part of the fee is offset as provided by
 Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
 Amount Previously Paid:   NOT APPLICABLE  Filing Party: NOT APPLICABLE
 Form or registration Number:  NOT APPLICABLE Date Filed: NOT APPLICABLE

 <square>  Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:
     <square>  third-party tender offer subject to Rule 14d-1.
     <square>  x  issuer tender offer subject to Rule 13e-4.
     <square>  going-private transaction subject to Rule 13e-3.
     <square>  amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: <square>
                                 -1-

     This Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Mid-Wisconsin Financial Services, Inc., a Wisconsin corporation ("Mid-Wisconsin"), to purchase up to 90,557 shares of its common stock, par value $.10 per share, at a price, net to the seller in cash, without interest thereon, of $25.50 per share. Mid-Wisconsin's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2000, and the related Transmittal Form which together constitute the tender offer.

     This Issuer Tender Offer Statement on Form TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     All references in this Issuer Tender Offer Statement to material designated by caption or to a numerically designated "Section" refer to a captioned or numerically designated section, as the case may be, of the Offer to Purchase dated December 15, 2000, which is filed herewith as Exhibit (a)(1)(A).

 ITEMS 1.  SUMMARY TERM SHEET.

     The information set forth in "Summary" is incorporated herein by reference.

 ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Mid-Wisconsin Financial Services, Inc. and the address and telephone number of its principal executive offices is 132 West State Street, Medford, Wisconsin 54551, telephone number 715-748-8300.

     (b) As of November 30, 2000, Mid-Wisconsin had 1,811,144 shares of common stock, par value $.10 per share, issued and outstanding.

     (c) The information set forth in "Section 7. Price Range of Stock; Dividends" is incorporated by reference.

     (d) The information set forth in "Section 7. Price Range of Stock; Dividends" is incorporated by reference.

     (e) Not applicable; Mid-Wisconsin has not made an underwritten public offering of its common stock for cash during the past three years.

     (f) The information set forth in "Section 7. Price Range of Stock; Dividends" is incorporated by reference.
                                 -2-

 ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The filing person to which this Schedule TO relates is the subject company. See Item 2(a).

     (b)-(c) Not applicable.

     (d)  The information set forth in "Section 1. Number of Shares;
 Proration."

 ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in "Summary" and "Section 1. Number of Shares; Proration," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 3. Procedures for Tendering Shares," "Section 4. Withdrawal Rights," "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Stock," and "Section
 13. Certain Federal Income Tax Consequences" is incorporated by reference.

     (b) The information set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Stock" is incorporated by reference.

 ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a)-(d) Not applicable.
     (e)  Not applicable.

 ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in "Section 2. Purpose of the Offer; Certain Effects of the Offer" is incorporated by reference.

     (b) The information set forth in "Section 2. Purpose of the Offer; Certain Effects of the Offer" is incorporated by reference.

     (c) The information set forth in "Section 11. Effects of the Offer on the Market for Stock; Registration under the Exchange Act" is incorporated by reference.
                                 -3-

 ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     (a) The information set forth in "Section 8. Source and Amount of Funds" is incorporated by reference.

     (b)  Not applicable.

     (c) The information set forth in "Section 15. Fees and Expenses" is incorporated by reference.

 ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  Not applicable.

     (b) The information set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning
 Shares," is incorporated by reference.

 ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in "Section 15. Fees and Expenses" is incorporated by reference.

 ITEM 10.  FINANCIAL STATEMENTS.

     (a)-(b) Not applicable, pursuant to Instruction 2 of Item 10 of
 Schedule TO.

 ITEM 11.  ADDITIONAL INFORMATION.

     The information set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Stock" is incorporated by reference.

 ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)(A)  Offer to Purchase dated December 15, 2000.
 (a)(1)(B) Transmittal Form (including Certification of Taxpayer Identification Number on Substitute Form W-9).
 (a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(1)(D) Form of Letter to Customers for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(1)(E) Form of Letter to Shareholders of Mid-Wisconsin dated December 15, 2000, from Gene C. Knoll, President and Chief Executive Officer.
 (a)(2)-(4) Not applicable.
                                 -4-
 (a)(5)   Press Release issued by Mid-Wisconsin dated December 15, 2000.
 (b)           Not applicable.
 (c)           Not applicable.
 (d)           Not applicable.
 (e)           Not applicable.
 (f)           Not applicable.
 (g)           Not applicable.
 (h)           Not applicable.

 ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.
                                 -5-
                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MID-WISCONSIN FINANCIAL
                                   SERVICES, INC.

 December 15, 2000                 By: GENE C. KNOLL
                                       Gene C. Knoll
                                       President and Chief Executive
                                       Officer
                                 -6-
                             EXHIBIT INDEX
                                  TO
                              SCHEDULE TO
                        DATED DECEMBER 15, 2000
                                  OF
                MID-WISCONSIN FINANCIAL SERVICES, INC.
             Pursuant to Section 102(d) of Regulation S-T
                        (17 C.F.R. <section>232.102(d))

          (a)(1)(A)  Offer to Purchase dated December 15, 2000.
          (a)(1)(B) Transmittal Form (including Certification of Taxpayer Identification Number on Substitute Form W-9).
          (a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
          (a)(1)(D) Form of Letter to Customers for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
          (a)(1)(E) Form of Letter to Shareholders of Mid-Wisconsin dated December 15, 2000, from Gene C. Knoll, President and Chief Executive Officer.
          (a)(5)(A)  Press Release issued by Mid-Wisconsin dated
                     December 15, 2000.
                                 -7-